Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 6 to the Registration Statement (Form S-11 No. 333-156633) and related Prospectus of KBS Strategic Opportunity REIT, Inc. for the registration of 140,000,000 shares of its common stock and to the incorporation by reference therein of (i) our report dated March 11, 2011 with respect to the consolidated financial statements and schedule of KBS Strategic Opportunity REIT, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission and (ii) our report dated September 17, 2010 with respect to the statement of revenues over certain operating expenses of Village Overlook Buildings for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

April 6, 2011